UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Accel Entertainment, Inc.

(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

00436Q106

(CUSIP Number)

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00436Q106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Karl Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 3,155,512 (See Items 3, 4 and 5)*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,155,512 (See Items 3, 4 and 5)*
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,155,512 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 84,146,013 Class A-1 Shares (as defined herein) outstanding, which includes the (i) 82,348,539 Class A-1 Shares outstanding as of August 3, 2020, as set forth in the Issuer’s (as defined herein) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2020, and (ii) 1,797,474 Class A-1 Shares issued in connection with the Warrant Exchange (as defined herein), as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2020.

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on March 30, 2020 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A-1 Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“On August 17, 2020, the Issuer, pursuant to an exchange offer (the “Warrant Exchange”), issued 379,866 Class A-1 Shares to the Reporting Person in exchange for 1,519,467 Warrants.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence assumes that there is a total of 84,146,013 Class A-1 Shares outstanding, which includes the (i) 82,348,539 Class A-1 Shares outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 6, 2020, and (ii) 1,797,474 Class A-1 Shares issued in connection with the Warrant Exchange, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2020. Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 3,155,512 Class A-1 Shares, which constitutes approximately 3.75% of the Issuer’s outstanding Class A-1 Shares. The foregoing does not include (i) shares of Class A-2 common stock (“Class A-2 Shares”) exchangeable on a one-for-one basis for Class A-1 Shares, subject to the satisfaction of certain performance criteria by the Company pursuant to the Restricted Stock Agreement, and (ii) Class A-1 Shares underlying restricted stock units awarded to the Reporting Person for his service on the Board pursuant to the Issuer’s director compensation program, which vest on December 31, 2020 in accordance with their terms, subject to the Reporting Person’s continuing service on the Board.”

This Amendment amends and restates the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) As a result of the Warrant Exchange, on August 17, 2020 the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A-1 Shares.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2020

Karl Peterson

By:	/s/ Michael LaGatta
Name:	Michael LaGatta, on behalf of Karl Peterson (1)

(1) Michael LaGatta is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated March 30, 2020, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Peterson on March 30, 2020 (SEC File No. 005-90040).

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INDEX TO EXHIBITS

1.	Warrant Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).
2.	Registration Rights Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).
3.	Restricted Stock Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).
4.	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).
5.	Authorization and Designation Letter, dated March 30, 2020, by Karl Peterson (incorporated by reference to Exhibit 5 to the Reporting Person’s Schedule 13D filed with the Commission on March 30, 2020).

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